SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549

                             SCHEDULE 13D
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (Amendment No. 7)

                        GREY ADVERTISING INC.

          _______________________________________________________
                           (Name of Issuer)

                   Common Stock, par value $1 per share
       Limited Duration Class B Common Stock, par value $1 per share
          _______________________________________________________
                   (Title of Class of Securities)

                            397838 10 3
                            397838 20 2
                            ___________
                          (CUSIP Number)

                            Edward H. Meyer
                      c/o Grey Advertising Inc.
               777 Third Avenue, New York, N.Y.  10017
          ______________________________________________________
         (Name, Address and Telephone Number of Person Authorized
                 to Receive Notices and Communications)

                           April 7, 1994
          _____________________________________________________
         (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on
          Schedule 13G to report the acquisition which is the
          subject of this Statement because of Rule 13d-1(b)(3) or
          (4), check the following:   ( )

          Check the following box if a fee is being paid with this
          Statement:                  ( )


                                 SCHEDULE 13D
          CUSIP No. 397838 10 3 (Common Stock)

            (1)   NAME OF REPORTING PERSONS
                  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
                  PERSONS

                  Edward H. Meyer
          ____________________________________________________________
            (2)   CHECK THE APPROPRIATE BOX IF A         (a)  ( )
                  MEMBER OF A GROUP                      (b)  (X)
          ____________________________________________________________
            (3)   SEC USE ONLY
          ____________________________________________________________
            (4)   SOURCE OF FUNDS

                  PF; 00
          ____________________________________________________________
            (5)   CHECK BOX IF DISCLOSURE OF LEGAL
                  PROCEEDINGS IS REQUIRED PURSUANT TO
                  ITEMS 2(d) or 2(e)                          ( )
          ____________________________________________________________
            (6)   CITIZENSHIP OR PLACE OF ORGANIZATION

                  U.S.A.
          ____________________________________________________________
                                 (7)  SOLE VOTING POWER

                                      105,953 shares
                                      79,665 shares (voting
                                      power by Mr. Meyer as
                                      Trustee;  beneficial
                                      ownership disclaimed)
             NUMBER OF SHARES         25,500 shares (issuable
            BENEFICIALLY OWNED        upon conversion of
            BY EACH REPORTING         debentures)
               PERSON WITH       _____________________________________
                                 (8)  SHARED VOTING POWER

                                      50,850 shares held in
                                      Employee Stock Ownership
                                      Plan
                                 _____________________________________
                                 (9)  SOLE DISPOSITIVE POWER

                                      105,953 shares
                                      25,500 shares (issuable
                                      upon conversion of
                                      debentures)
                                 _____________________________________
                                 (10) SHARED DISPOSITIVE POWER

                                      None
          ____________________________________________________________
            (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                  REPORTING PERSON

                  105,953 shares
                  25,500 shares (issuable upon conversion of debentures)
          ____________________________________________________________
            (12)  CHECK BOX IF THE AGGREGATE AMOUNT IN
                  ROW (11) EXCLUDES CERTAIN SHARES            ( )
          ____________________________________________________________
                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  11.7%  (14.2%, including the 25,500 shares
                  issuable upon conversion of debentures)
          ____________________________________________________________
            (13)  TYPE OF REPORTING PERSON
                  IN

                                 SCHEDULE 13D
          CUSIP No. 397838 20 2 (Class B Stock)

            (1)   NAME OF REPORTING PERSONS
                  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
                  PERSONS

                  Edward H. Meyer
          ____________________________________________________________
            (2)   CHECK THE APPROPRIATE BOX IF A         (a)  ( )
                  MEMBER OF A GROUP                      (b)  (X)
          ____________________________________________________________
            (3)   SEC USE ONLY
          ____________________________________________________________
            (4)   SOURCE OF FUNDS

                  PF; 00
          ____________________________________________________________
            (5)   CHECK BOX IF DISCLOSURE OF LEGAL
                  PROCEEDINGS IS REQUIRED PURSUANT TO
                  ITEMS 2(d) or 2(e)                          ( )
          ____________________________________________________________
            (6)   CITIZENSHIP OR PLACE OF ORGANIZATION

                  U.S.A.
          ____________________________________________________________
                                 (7)  SOLE VOTING POWER

                                      110,053 shares
                                      86,048 shares (voting
                                      power by Mr. Meyer as
                                      Trustee;  beneficial
                                      ownership disclaimed)
             NUMBER OF SHARES         25,500 shares (issuable
            BENEFICIALLY OWNED        upon conversion of
            BY EACH REPORTING         debentures)
               PERSON WITH       _____________________________________
                                 (8)  SHARED VOTING POWER

                                      59,961 shares held in
                                      Employee Stock Ownership
                                      Plan
                                 _____________________________________
                                 (9)  SOLE DISPOSITIVE POWER

                                      110,053 shares
                                      25,500 shares (issuable
                                      upon conversion of
                                      debentures)
                                 _____________________________________
                                 (10) SHARED DISPOSITIVE POWER

                                      None
          ____________________________________________________________
            (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                  REPORTING PERSON

                  110,053 shares
                  25,500 shares (issuable upon conversion of debentures)
          ____________________________________________________________
            (12)  CHECK BOX IF THE AGGREGATE AMOUNT IN
                  ROW (11) EXCLUDES CERTAIN SHARES            ( )
          ____________________________________________________________
                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  32.5%  (37.3%, including the 25,500 shares
                  issuable upon conversion of debentures)
          ____________________________________________________________
            (13)  TYPE OF REPORTING PERSON
                  IN

                                 SCHEDULE 13D

          ITEM 1.        SECURITY AND ISSUER.

                    This Amendment No. 7 hereby amends and
          supplements the Statement on Schedule 13D, as amended, filed by Mr. Edward H. Meyer ("Mr. Meyer") relating to the shares of Common Stock, par value $1 per share ("Common Stock"), shares of Limited Duration Class B Common Stock, par value $1 per share ("Class B Stock"), shares of Series 1 Preferred Stock, par value $1.00 per share (the "Series 1 Preferred Stock"), shares of the Series 2 Preferred Stock, par value $1.00 per share (the "Series 2 Preferred Stock"), shares of the Series 3 Preferred Stock, par value $1.00 per share (the "Series 3 Preferred Stock") (the Series 1 Preferred Stock, Series 2 Preferred Stock and Series 3 Preferred Stock being hereinafter collectively referred to as the "Old Preferred Stock"), shares of the Series I Preferred Stock, par value $1.00 per share (the "Series I Preferred Stock"), shares of the Series II Preferred Stock, par value $1.00 per share (the "Series II Preferred Stock") and shares of the Series III Preferred Stock, par value $1.00 per share (the "Series III Preferred Stock") (the Series I Preferred Stock, Series II Preferred Stock and Series III Preferred Stock being hereinafter collectively referred to as the "New Preferred Stock"), of Grey Advertising Inc., a Delaware corporation (the "Company"). The Company has its principal executive offices at 777 Third Avenue, New York, New York 10017.

                    This Amendment relates to the exchange by Mr. Meyer on April 7, 1994 of 20,000 shares of Series 1 Preferred Stock, 5,000 shares of Series 2 Preferred Stock and 5,000 shares of Series 3 Preferred Stock for 20,000 shares of Series I Preferred Stock, 5,000 shares of Series II Preferred Stock and 5,000 shares of Series III Preferred Stock (this exchange of preferred shares is referred to hereinafter as the "Exchange Transaction").

          ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER
                    CONSIDERATION.

                    The Exchange Transaction was effected pursuant to a Stockholder Exchange Agreement, dated as of April 7, 1994, between the Company and Mr. Meyer (the "Exchange Agreement," incorporated herein by reference as Exhibit
          1) pursuant to which Mr. Meyer and the Company exchanged Mr. Meyer's shares of Old Preferred Stock for an equal number of shares of New Preferred Stock.

                    The New Preferred Stock was authorized by the Company's Board of Directors and the powers, designations, preferences and rights of such series are set forth in resolutions adopted by the Board of Directors and are restated in the Company's Restated Certificate of Incorporation (incorporated herein by reference as Exhibit 2). The following summary of certain provisions of such resolutions and the Exchange Agreement does not purport to be complete and is qualified in its entirety by reference to the more complete terms and provisions of the Restated Certificate of Incorporation and the Exchange Agreement.

                    The terms of the Company's New Preferred Stock, including the basic economic terms relating thereto, are essentially the same as those of the Old Preferred Stock, except that the redemption date of the New Preferred Stock is fixed at April 7, 2004, rather than on a date determined by reference to Mr. Meyer's termination of full-time employment with the Company as was the case with the Old Preferred Stock. The terms of the New Preferred Stock also give Mr. Meyer the option to require the Company to redeem his preferred stock for a period of 12 months following his (i) death, (ii) permanent disability or permanent mental disability, (iii) termination of full-time employment for good reason and
          (iv) termination of full-time employment by the Company without cause. Previously, Mr. Meyer had the option to require the Company to redeem his shares of the Old Preferred Stock only upon the termination of his full-time employment with the Company other than for cause prior to his attainment of age 65.

                    In light of the change to the redemption provisions described above, the voting rights of the New Preferred Stock, including the special voting rights to which the New Preferred Stock is entitled, would extend until April 7, 2004, unless terminated earlier as a result of death or permanent mental disability. The voting rights of the Old Preferred Stock terminated upon the termination of Mr. Meyer's full-time employment with the Company by reason of termination for cause or voluntary retirement, or upon Mr. Meyer's death or permanent disability.

                    The Exchange Agreement contains customary representations and warranties, as well as the following contractual rights: (i) a put right exercisable by Mr. Meyer at the time of redemption of the outstanding shares of the New Preferred Stock of certain shares of the Company's Common Stock held by Mr. Meyer so that Mr. Meyer does not suffer adverse tax consequences as a result of the redemption (a similar provision was contained in the agreement pursuant to which Mr. Meyer obtained his shares of the Old Preferred Stock), (ii) an extension to April 7, 2004 of the maturity date of the promissory notes issued by Mr. Meyer as partial consideration for his shares of the Old Preferred Stock and (iii) after the outstanding shares of the Series I Preferred Stock are redeemed, an obligation by the Company to use its best efforts to elect to its Board of Directors that number of persons designated by Mr. Meyer (or if he is no longer alive or is mentally disabled, a representative of his family and/or his estate) corresponding to the proportion of the capital stock of the Company then owned by Mr. Meyer and his family, but in no event less than one director so long as Mr. Meyer and his family own at least five percent of the outstanding capital stock of the Company.

                    Simultaneously with the Exchange Transaction, the Company retired the Old Preferred Stock received from Mr. Meyer and filed a certificate eliminating the Company's Series 2 Preferred Stock and Series 3 Preferred Stock from its Restated Certificate of Incorporation.

          ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

                    Following the Exchange Transaction, as of April 7, 1994, Mr. Meyer owns 131,453 shares of Common Stock (including 25,500 shares that are issuable upon conversion of Mr. Meyer's holdings of $3,025,000 principal amount of the Company's 8-1/2% Convertible Subordinated Debentures, due December 10, 1996 (the "Debentures")) and 135,553 shares of Class B Stock (including 25,500 shares that are issuable upon conversion of the Debentures), representing approximately 14.2% and 37.3%, respectively, of the Common Stock and Class B Stock outstanding, assuming such additional shares were outstanding.(1) In addition, Mr. Meyer owns 20,000 shares of Series I Preferred Stock, 5,000 shares of Series II Preferred Stock and 5,000 shares of Series III Preferred Stock, representing 100% of the outstanding shares of each series of New Preferred Stock.

               (1)  Based on 902,623 shares of Common Stock and
          338,344 shares of Class B Stock outstanding as of March
          31, 1994.

                    Mr. Meyer disclaims beneficial ownership of 7,500 shares of Common Stock and 7,500 shares of Class B Stock held in trust for Mr. Meyer's children, and of 50,850 shares of Common Stock and 56,961 shares of Class B Stock (approximately 5.6% and 16.8%, respectively, of the outstanding Common Stock and Class B Stock) held in the Company's Employee Stock Ownership Plan, as to which Mr. Meyer exercises shared voting power by virtue of his membership on the committee charged with its administration.

                    Mr. Meyer is currently the sole voting trustee ("Trustee") of the voting trust (the "Voting Trust") created pursuant to the Voting Trust Agreement, dated as of February 24, 1986, as amended and restated as of August 31, 1987 and again amended and restated as of March 21, 1994, among the several beneficiaries (the "Beneficiaries") thereunder, the Company and Mr. Meyer, as Trustee (the "Voting Trust Agreement"), and of the voting trust (the "1989 Voting Trust") created pursuant to the Voting Trust Agreement, dated as of December 1, 1989, among the several beneficiaries (the "1989 Beneficiaries") thereunder, the Company and Mr. Meyer, as the Trustee (the "1989 Voting Trust Agreement") (the Voting Trust and the 1989 Voting Trust being hereinafter collectively referred to as the "Voting Trusts" and the Voting Trust Agreement and the 1989 Voting Trust Agreement being hereinafter collectively referred to as the "Voting Trust Agreements"). The purpose of the Voting Trusts is to help ensure the continuity and stability of the management, policies and client relationships of the Company which are essential to the business and prospects of the Company. In determining how to cast votes with respect to the shares held in the Voting Trusts ("Trust Shares") the Trustee shall, in the exercise of his discretion, in all cases (including any case in which there shall appear to be a conflict between the long- or short-term value of the Company's stock and the interest of the Company in maintaining the continuity and stability of the management, policies and client relationships of the Company) give principal consideration to maintaining the continuity and stability of the management, policies and client relationships of the Company. For a more detailed description of the terms of the Voting Trusts, reference is made to Amendment No. 5 to the Statement on Schedule 13D, dated April 12, 1994, by Mr. Meyer, as Trustee, on behalf of the Voting Trusts.

                    The aggregate number of shares of the Company's Common Stock and Class B Stock held by the Voting Trust as of March 31, 1994 was 184,218 shares of Common Stock (approximately 20.4% of the shares of Common Stock outstanding) and 195,017 shares of Class B Stock (approximately 57.6% of the shares of Class B Stock outstanding).(2) As of March 31, 1994, the 1989 Voting Trust holds 1,084 shares of Class B Stock (approximately 0.3% of the shares of Class B Stock outstanding) and holds no Common Stock.

               (2)  Including 104,553 shares of Common Stock and
          110,053 shares of Class B Stock beneficially owned by Mr.
          Meyer.

                    In addition, the Beneficiaries have the right to acquire an aggregate of 12,400 shares of Common Stock, at exercise prices between $89.50 and $141.50, and 100 shares of Class B Stock, at an exercise price of $89.50, through the exercise of outstanding options (the "Options"). Pursuant to the terms of the Voting Trust Agreements, the Beneficiaries have severally agreed that upon exercise, such shares would be transferred into the Voting Trusts and held subject to the Voting Trust Agreements.

                    Mr. Meyer, by virtue of his position as
          Trustee, may be deemed to have the power to vote the Trust Shares and may therefore be deemed, for the purposes of Rule 13d-3 under the Act, to own beneficially such Trust Shares. Mr. Meyer disclaims beneficial ownership of any Trust Shares deposited in the Voting
          Trusts by anyone other than himself.

                    Including the Trust Shares issuable upon the exercise of the Options and the conversion of the Debentures, the Voting Trusts may be deemed to beneficially own, pursuant to Rule 13d-3 under the Act,
          (i) 222,118 shares of Common Stock, (ii) 221,701 shares of Class B Stock and (iii) 2,439,128 votes entitled to be cast at a meeting of stockholders of the Company. The numbers in clauses (i)-(iii) above do not reflect any shares held by various benefit plans of the Company of which Mr. Meyer is a member of the committees administering such plans.

                    As a result of the Exchange Transaction, Mr.
          Meyer owns 20,000 shares of Series I Preferred Stock, 5,000 shares of Series II Preferred Stock and 5,000 shares of Series III Preferred Stock, which represents 100% of the New Preferred Stock outstanding. Each share held of record of New Preferred Stock is currently entitled to eleven (11) votes entitled to be cast at a meeting of stockholders of the Company. Including the Common Stock and Class B Stock issuable upon the exercise of the Options and the conversion of the Debentures, the New Preferred Stock represents approximately 6.7% of the votes entitled to be cast at a meeting of stockholders of the Company.

                    The aggregate of the Common Stock and the New Preferred Stock held by Mr. Meyer, the Common Stock and Class B Stock held by the Voting Trusts (including the shares issuable upon the exercise of the Options and conversion of the Debentures) and the Common Stock and Class B Stock held by the Employee Stock Ownership Plan represents 69.1% of the votes entitled to be cast at a meeting of stockholders of the Company, assuming such additional shares were outstanding.

          ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          Exhibit 1. Stockholder Exchange Agreement, dated as of April 7, 1994, by and between the Company and Edward H. Meyer (filed as Exhibit No. 10(a) of the Company's Current Report on Form 8-K, dated April 7, 1994, and incorporated herein by reference).

          Exhibit 2. Restated Certificate of Incorporation of the Company (filed as Exhibit No. 3(a) of the Company's Current Report on Form 8-K, dated April 7, 1994, and incorporated herein by reference).


                                  SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated:  May    , 1994

             /s/  Edward H. Meyer
               EDWARD H. MEYER


                              INDEX TO EXHIBITS


          Exhibit No.    Exhibit

          1              Stockholder Exchange
                         Agreement, dated as of April
                         7, 1994, by and between the
                         Company and Edward H. Meyer
                         (filed as Exhibit No. 10(a) of
                         the Company's Current Report
                         on Form 8-K, dated April 7,
                         1994, and incorporated herein
                         by reference).

          2              Restated Certificate of
                         Incorporation of the Company
                         (filed as Exhibit No. 3(a) of
                         the Company's Current Report
                         on Form 8-K, dated April 7,
                         1994, and incorporated herein
                         by reference).